Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Twitter and Facebook posts related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

•	Tweet: Couldn’t agree more! Mobile and wireless are the future and the New @TMobile will ensure customers get a nationwide 5G network they deserve! #WeWontStop [link to Forbes article below] … Key info: http://NewTMobile.com

•	Facebook Post: Couldn’t agree more! Mobile and wireless are the future and the New T-Mobile will ensure customers get a nationwide 5G network they deserve! #WeWontStop [link to Forbes article below]

Why The Merger Of T-Mobile And Sprint Is A Great Idea

By Michael Santorelli, Forbes, June 27, 2018

The pending merger of T-Mobile and Sprint presents regulators with a perfect opportunity to further propel the wireless success story in the United States. This is a story about ceaseless innovation, fierce competition, and incredible consumer gains, positioning mobile technologies at the center of American life:

•	Pew reports that 95% of all American adults own a cellphone, with 77% owning a smartphone.

•	Adults spend an average of 5 hours each day on their mobile devices, checking them constantly from the moment they wake until they go to sleep.

•	Children are a growing part of the mobile revolution: Common Sense Media has found that kids aged 0-8 spend nearly an hour every day with a mobile device, watching videos and playing games. Nearly half have their own device.

•	For an array of reasons, a growing share of households are smartphone-dependent for internet access, a trend that is particularly evident“among younger adults, non-whites and lower-income Americans.”

•	It is estimated that, by next year, the time spent on one’s smartphone each day will overtake time spent watching TV, an astounding shift in a country that was once defined by its obsession with the boob tube. The shift in advertising spending, away from TV and toward mobile, has been evident for the last few years.

The mobile industry is now a critical segment of the economy, driving investment and job creation not only in the deployment and maintenance of networks, but also in device manufacturing and app development. It has been estimated that the U.S. wireless industry writ large contributes some $475 billion in GDP and supports nearly 5 million jobs. The looming transition to 5G promises to multiply these figures greatly as next-generation mobile broadband becomes the thread that ties together the internet of things, smart cities, and an untold number of other essential services that will further disrupt how we live, work, and play.

The combination of T-Mobile and Sprint will play an important role in realizing the enormous potential of 5G and in furthering disruptive innovation throughout the rapidly converging digital ecosystem. The absorption of a struggling Sprint by the unfailingly frisky and aggressively competitive T-Mobile will yield a stronger entity that is stout enough to take on the range of new competitors vying for customers in this space.

Through the Looking Glass, A Converged Reality

Gone are the days when bright lines neatly delineated discrete segments of the communications and media market. Digitization has flattened this space, lowering entry barriers to the point where it no longer makes sense for firms to compete solely within a particular slice of the market. Compounding this dynamic is how lucrative and easy it is to monetize the data emanating from consumers’ use of digital services.

Even in this converged market, it might appear that big tech firms like Facebook, which dominate the digital ad space, have little in common with a company like T-Mobile. In reality, though, they all compete fiercely for customers’ attention, positioning consumer demand as the primary force shaping the marketplace.

A desire to dominate consumer attention drives competition in our digital era. The strategies for doing so vary widely. Big tech is focused on monopolizing the online experience in order to collect as much personal information as possible, which they then use to target personalized ads. Another strategy is vertical integration, an approach that is increasingly evident in the media space.

The “Uncarrier” + A Struggling Sprint = An Even Stronger Competitor

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.